UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(3)

of the Securities Exchange Act of 1934

Enel Generación Chile S.A.

(Name of Subject Company (Issuer))

Enel Chile S.A.

Enel S.p.A.

Herman Chadwick P.

Giulio Fazio

Salvatore Bernabei

Pablo Cabrera G.

Fernán Gazmuri P.

Gerardo Jofré M.

Vicenzo Ranieri

Giuseppe Conti

Francesco Giorgianni

Jorge Atton P.

Fabrizio Barderi

Enrique Cibié B.

Mauro Di Carlo

Umberto Magrini

Luca Noviello

Julio Pellegrini V.

Enel Generación Chile S.A.

(Name of Filing Persons (Offeror))

American Depositary Shares (ADS) each representing

30 shares of Common Stock, no par value

(Title of Class of Securities)

29244T101

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Nicolás Billikopf

Enel Chile S.A.

Santa Rosa 76

Santiago, Chile

+(562) 2353-4628

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

J. Allen Miller, Esq.

Sey-Hyo Lee, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166-4193

+1 (212) 294-6700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of filing fee(2)
U.S.$462,585,425	U.S.$57,592

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation is equal to (a) the product of (i) U.S.$26.85, the average of the high and low sale prices per Enel Generación ADS (representing 30 Enel Generación Shares) as reported on the New York Stock Exchange on October 24, 2017, divided by 30, and (ii) 1,033,710,446, the number of Enel Generación Shares (including Enel Generación Shares represented by Enel Generación ADSs) eligible to be tendered in the U.S. Offer as of September 30, 2017, less (b) U.S.$462,585,425 the estimated maximum aggregate amount of cash to be paid by Enel Chile in the U.S. Offer.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$57,592	Filing Party: Enel Chile S.A.
Form or Registration No.: Form F-4 (Registration No. 333-221156)	Date Filed: October 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-l.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 6 (this “Amendment”) amends and supplements the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO that was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 27, 2017, as amended (the “Schedule TO”), relating to the offer by Enel Chile S.A. (“Enel Chile”) to purchase (i) all outstanding shares of common stock, without par value, of Enel Generación Chile S.A. (“Enel Generación Shares”), a publicly held stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, held by U.S. Persons (as defined in the Schedule TO) and (ii) all outstanding American Depositary Shares (“ADSs”), each representing thirty (30) Enel Generación Shares of (together with the Enel Generación Shares, the “Enel Generación Securities”), from all holders of Enel Generación ADSs, wherever located, pursuant to the terms and conditions of the prospectus dated February 8, 2018 (the “Prospectus”) that is part of the Registration Statement on Form F-4 (Registration No. 333-221156) and filed as Exhibit (a)(4) to the Schedule TO, and the Form of Acceptance, the ADS Letter of Transmittal and the Subscription Agreement, copies of which were filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the Schedule TO (which together, as they may be amended or supplemented from time to time, constitute the “U.S. Offer”). Simultaneously with the U.S. Offer, which was launched on February 16, 2018, Enel Chile is offering in accordance with the tender offer rules of the Republic of Chile to purchase all of the outstanding Enel Generación Shares from all holders of Enel Generación Shares, wherever located, (the “Chilean Offer,” and together with the U.S. Offer, the “Offers”) for the same price per share and on substantially the same terms as the Enel Generación Shares to be purchased pursuant to the U.S. Offer. This Amendment adds Enel Generación Chile S.A. as a filing person.

This Amendment amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment should be read in conjunction with the Schedule TO and the related exhibits included therein, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO.

Item 3.	Identity and Background of Filing Person.

This Amendment amends and restates Item 3 of the Schedule TO as follows:

(a) – (c) This Schedule TO is filed by each of the signatories hereto. The information set forth in the sections of the Prospectus entitled “Special Factors — Description of the Enel Filing Persons, Enel Generación and Their Respective Directors and Officers,” “Special Factors — Security Ownership by Enel Filing Persons, Enel Generación and their Respective Directors and Officers,” “Information About the Companies — Enel Chile,” “Information About the Companies — Enel Generación” and “Annex A — Directors and Executive Officers of the Enel Filing Persons and Enel Generación” is incorporated herein by reference.

1

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 26, 2018

Enel Chile S.A.

By:	/s/ Nicola Cotugno
Name:	Nicola Cotugno
Title:	Chief Executive Officer

Enel S.p.A.

By:	/s/ Joaquin Valcarcel
Name:	Joaquin Valcarcel
Title:	Head of M&A and Legal Affairs

*
Herman Chadwick P.

*
Giulio Fazio

*
Salvatore Bernabei

*
Pablo Cabrera G.

*
Fernán Gazmuri P.

*
Gerardo Jofré M.

*
Vicenzo Ranieri

* By:	/s/ Nicola Cotugno
Name: Nicola Cotugno
Title: Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibit 99.1 hereto.

*
Giuseppe Conti

*
Francesco Giorgianni

*
Jorge Atton P.

*
Fabrizio Barderi

*
Enrique Cibié B.

*
Mauro Di Carlo

*
Umberto Magrini

*
Luca Noviello

*
Julio Pellegrini V.

* By:	/s/ Raúl Arteaga
Name: Raúl Arteaga
Title: Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibit 99.2 hereto.

Enel Generación Chile S.A.

By:	/s/ Raúl Arteaga
Name: Raúl Arteaga
Title: Chief Financial Officer